

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Michael J. Mardy
Chief Financial Officer
Tumi Holdings, Inc.
1001 Durham Ave.
South Plainfield, NJ 07080

  Re: Tumi Holdings, Inc.
     Form 10-K for the Year Ended December 31, 2013
     Filed February 28, 2014
     File No. 001-35495

Dear Mr. Mardy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining